Exhibit 23

Independent Auditors’ Consent

The Board of Directors

AMCORE Financial, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-10446) on Form S-8 of AMCORE Financial, Inc. of our report dated January 20, 2003, relating to the consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of AMCORE Financial, Inc. Our report refers to a change in method of accounting for goodwill and other intangible assets in 2002 and a change in method of accounting for derivative instruments and hedging activities in 2001.

Chicago, Illinois

March 11, 2003